TOTAL NUMBER OF SEQUENTIAL PAGES 6
                    EXHIBIT INDEX ON SEQUENTIAL PAGE NUMBER 4

                                                               File No:333-10702




                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K


    Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                          For the month of June, 2003.

                             COCA-COLA EMBONOR S.A.
                              ---------------------
                 (translation of registrant's name into English)

                         Avenida Apoquindo 3721, Piso 10
                           Las Condes, Santiago, Chile
                           ---------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or 40-F:

                             Form 20-F x - Form 40-F
                                       -            ----

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b)
                   under the Securities Exchange Act of 1934:

                                    Yes  No x
                                       -    -

ITEM 1. Filing of information on Debt Account with the Superintendencia de Valores y Seguros.

          Complying with the rules of Bulletin number 995 of the Superintendencia de Valores y Seguros of Chile (the
          "Superintendencia"), the Registrant filed information with the Superintendencia on the Debt Account up to June 30, 2003, corresponding to the issuance on March 25, 1999, in New York of bonds of Coca Cola Embonor S.A. Registrant has caused an English translation of such filing to be prepared, a copy of which is annexed hereto as
          Exhibit 99.1

ITEM 2.     Exhibits

  Exhibit                                                                Page
   Number                         Description                           Number
    99.1            Translation of Information on Debt Account             6

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                             COCA-COLA EMBONOR S.A.
                             ----------------------
                                  (Registrant)


Date: July  7, 2003.                             By:  /s/ Roger Ford


                                                 Roger Ford
                                                 Chief Financial Officer


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


Exhibit 99.1

                                                             FORM 1 ON MONTHLY INFORMATION FOR ENTITIES WITH OUTSTANDING BOND ISSUES
ISSUER             :  COCA COLA EMBONOR S.A. THROUGH ITS CAYMAN ISLAND AGENCY
INFORMATION AS OF  :  JUNE 30, 2003

------------------------------------------------------------------------------------------------------------------------------------
   NUMBER     SERIES   DATE OF   PLACEMENT     INITIAL       FACE     ADJUST-  ADJUSTED   INTEREST      PAR      INTEREST  AMORTI
AND DATE OF            NOMINAL     EXPIRY    FACE AMOUNT    AMOUNT    MENT       FACE      ACCRUED     VALUE       PAID    ZATIONS
REGISTRATION            ISSUE       DATE       PLACED       PLACED    INDEX   AMOUNT OUT-    AND                  IN THE   PAID IN
   IN THE                                        US$       AND OUT-            STANDING    UNPAID                  MONTH  THE MONTH
 SECURITIES                                                STANDING             KCH$        KCH$        KCH$       KCH$      KCH$
  REGISTRY                                                    US$
------------------------------------------------------------------------------------------------------------------------------------
 ISSUED IN    UNIQUE  March 25,   March 15,  143,400,000  143,400,000  US$   100,253,808  2,942,519  103,196,327    -         -
                       1999         2006
  NEW YORK            March 25,   March 15,   16,600,000   14,600,000  US$    10,207,152    299,587   10,506,739    -         -
                       1999         2006
                      --------------------------------------------------------------------------------------------------------------
                          TOTALS             160,000,000  158,000,000        110,460,960  3,242,106  113,703,066    -         -
------------------------------------------------------------------------------------------------------------------------------------

THE UNDERSIGNED DECLARES THAT THE INFORMATION IN THIS FORM IS TRUE AND CORRECT AND HE ASSUMES THE CORRESPONDING LEGAL LIABILITY
FOR THE SAME.




                ANDRES VICUNA GARCIA-HUIDOBRO                                                        -------------------------------
                       GENERAL MANAGER                                                                           SIGNATURE



                                                                      CAMBIAR MENSUALMENTE
                                                                --------------------------------
                                                                Exchange Rate            699.12
                                                                --------------------------------

                                                                --------------------------------
                                                                Interest Rate            9.875%
                                                                --------------------------------


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